SKANSKA

Skanska AB

SE-169 83 Solna
Sweden

www.skanska.com

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
USA



June 4, 2010

Our contact
Marianne Bergström

Re: File Number 82-34932, Skanska AB

Please find enclosed our Press Release published June 2, 2010.

Best regards,
Skanska AB

Marianne Bergström

Published	Item	Document name	Required by
June 2, 2010	Press Release	Skanska to develop and construct Uppsala Entré investing about SEK 300 M	law and by the listing agreement with Stockholm Stock Exchange

SKANSKA

Press release

June 2, 2010
8:30 a.m.

Skanska to develop and construct Uppsala Entré – investing about SEK 300 M

Skanska is starting the construction of Uppsala Entré, which will be a new meeting place featuring offices and stores in the center of the city. Skanska's investment amounts to approximately SEK 300 M.

Uppsala Entré will comprise a total of 12,500 square meters, of which 9,000 square meters will be office space and 3,500 retail space. Long leases have been signed with Municipality of Uppsala for 7,200 square meters of office space and with Coop for a large store.

The project is being developed and constructed by Skanska Sweden. Onsite construction work will commence immediately and Uppsala Entré is scheduled for occupancy in spring 2012.

The office building is being designed and built with the aim of securing certification in accordance with the international LEED environmental-certification system at the Gold level. Energy consumption will be 25 percent lower than the Swedish National Board of Housing, Building and Planning's norms, as required for EU GreenBuilding labeling.

In a later phase of Uppsala Entré Skanska Residential Development Nordic is planning a residential project with 96 apartments.

Skanska will base its work on the Green Workplace Initiative, which is Skanska Sweden's independent environmental label for construction sites. The aim is to reduce energy consumption of such features as lighting and heating. Environmental requirements are also being imposed on vehicles and chemical products.

Skanska is one of the largest construction companies in Sweden, with operations in the building and civil engineering area, as well as the development of residential and commercial premises. In Sweden, the company has approximately 10,000 employees and generated revenues of about SEK 25 billion in 2009. The company is also in the area of residential development and sold about 1,000 new homes in 2009. Skanska also offers Public-Private-Partnership services.

For further information, please contact:

Lars Jonson, Regional Manager, Skanska Sweden, tel +46 10 448 16 71
Peter Gimbe, Press Officer, Skanska AB, tel: +46 10-448 88 38.
Direct line for media: +46 10-448 88 99.

This and previous releases can also be found at www.skanska.com

Skanska AB may be required to disclose the information provided herein pursuant to the Securities Markets Act.

Skanska is one of the world's leading project development and construction groups with expertise in construction, development of commercial and residential projects and public-private partnerships. Based on the company's global environmental expertise, Skanska aims to be the customer's first choice for green projects. The Group currently has 53,000 employees in selected home markets in Europe, the U.S. and Latin America. Skanska's sales in 2009 totaled SEK 137 billion.